United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: November 1, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 31, 2006, entitled “CNOOC Ltd. Announces Robust Q3 Result with Total Revenue Increasing 25% and Net Production by 7.5%.”

Exhibit 99.1

CNOOC Ltd. Announces Robust Q3 Result with Total Revenue

Increasing 25% and Net Production by 7.5%

(Hong Kong, October 31, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company”) announced today that it has maintained strong growth in Q3 result in 2006. Its total unaudited revenue was RMB18.6billion (approximately US$2.33 billion) for the third quarter of 2006, a 25% increase from the same quarter of 2005. The Company’s unaudited oil and gas revenue for the third quarter amounted to RMB18.4 billion (approximately US$2.3billion), an increase of 24.5% when compared to the same period in 2005.

In the third quarter, the Company achieved a total net daily production of 459,460 barrels of oil equivalent (BOE), an increase of 7.5% from the same period in 2005. Offshore China production reported a growth of 7.7% to reach the level of 417,884BOE. Crude oil and liquids production offshore China was 350,899 barrels per day. Gas production offshore China rose 23.7% to 386 million cubic feet per day. The increase was largely due to the increases of production volume from Western South China Sea and Eastern South China Sea.

The average realized oil price was US$61.78 per barrel, a YOY increase of 17.9% in the third quarter. The company’s realized gas price was US$3.39 per thousand cubic feet, a YOY growth of 15.3%.

The revenue growth is largely attributed to the production growth and higher realized oil and gas prices.

In the third quarter, there were two new discoveries offshore China: Liwan 3-1and Weizhou 6-12S, both made by our partners. Liwan 3-1 is the first deepwater discovery offshore China. During the period, 4 successful appraisals were made offshore China. All major development projects were progressing on track in the quarter. In October, three of these projects, QK17-2E, CFD oil fields and Weizhou 6-1, have already started production.

The Company’s exploration capital expenditures increased 35.9% to RMB833 million (approximately US$104 million) as a result of intensified exploration activities, while development capital expenditure was flat at RMB3.78 billion (approximately US$474 million) in the third quarter of 2006.

Mr. Fu Chengyu, Chairman and Chief Executive Officer comments, “CNOOC Ltd. continues to maintain an outstanding performance in Q3 2006. In particular, the Company’s gas production has increased significantly. The Q3 result indicated again that we are on the right way to achieve stable and continuous growth.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei

General Manager of Investor Relations

CNOOC Limited

Tel: +86-10-8452-1646

Fax: +86-10-8452-1441

E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung

Ketchum Newscan Public Relations Ltd

Tel: +852-3141-8082

Fax: +852-2510-8199

E-mail: Sharon.Fung@knprhk.com